Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, January 22, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 15 to January 19, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15/01/2024	206,239	60.114371	12,397,927.76	XPAR
15/01/2024	222,000	59.977335	13,314,968.37	CEUX
15/01/2024	36,500	59.991869	2,189,703.22	TQEX
15/01/2024	31,500	59.993207	1,889,786.02	AQEU
16/01/2024	312,937	59.682301	18,676,800.23	XPAR
16/01/2024	139,419	59.586281	8,307,459.71	CEUX
16/01/2024	25,000	59.612496	1,490,312.40	TQEX
16/01/2024	25,000	59.611835	1,490,295.88	AQEU
17/01/2024	302,040	58.256947	17,595,928.27	XPAR
17/01/2024	146,422	58.183307	8,519,316.18	CEUX
17/01/2024	31,700	58.189080	1,844,593.84	TQEX
17/01/2024	34,691	58.193755	2,018,799.55	AQEU
18/01/2024	309,544	58.293851	18,044,511.81	XPAR
18/01/2024	130,000	58.233410	7,570,343.30	CEUX
18/01/2024	42,500	58.254687	2,475,824.20	TQEX
18/01/2024	32,500	58.260692	1,893,472.49	AQEU
19/01/2024	220,425	58.729090	12,945,359.66	XPAR
19/01/2024	215,000	58.643334	12,608,316.81	CEUX
19/01/2024	40,000	58.635960	2,345,438.40	TQEX
19/01/2024	34,994	58.639023	2,052,013.97	AQEU
Total	2,538,411	58.962545	149,671,172.07

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).